AGREEMENT FOR THE PURCHASE AND SALE OF 100% OF THE STOCK OF MEDIA AND TECHNOLOGY SOLUTIONS, INC

BY AND AMONG

Blue Atelier, Inc.,
Lyle J. Mortensen

AND

E World Interactive, Inc., a Florida Corporation,

May 26,, 2010

AGREEMENT FOR THE PURCHASE AND SALE OF COMMON STOCK

THIS **AGREEMENT FOR THE PURCHASE AND SALE OF COMMON STOCK** (the "Agreement") is made and entered into this the 26th day of May 2010, by and between **E WORLD INTERACTIVE, INC.,** a Florida corporation (the "Buyer") having its registered office at 1147 Kang Ding Road, Room 208, Block D Shanghai, China 200042 and **Blue Atelier, Inc.,** a Nevada corporation and Lyle Mortensen, a Texas Resident (the "Company" and/or "the Sellers"), having its registered office at 32, Fox Trace CT, Henderson, NV 89074 and Lyle J. Mortensen with a business address of 230 N. Park Boulevard, Suite 104, Grapevine, TX 76051. The Buyer, Seller and the Company are referred to collectively herein as the "Parties."

BACKGROUND:

A.   The Company is an operating business with various media and other related business operations, intellectual property rights and contracts for and to produce various media and TV productions. ("The Business").

B.   The company has various assets including those set out further in the schedule attached.

E.   Control of the Corporation is held by shares (the Shares) as follows and all payments of the consideration will be in proportion to the shares held by the Sellers purchases as follows:

Blue Atelier	Common Shares 95%
Lyle J. Mortensen	Common Shares 5%

F.   The Seller desire to sell and the Buyer desires to purchase from the Seller, One hundred percent (100%) of the respective ownership held by the Sellers in the Company, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the adequacy and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1.   **Definitions.**

"Adverse Consequences" means all actions, suits, proceedings, investigations, charges, complaints, claims, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs, arbitration costs and fees, and reasonable attorneys' fees and expenses.

"Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

"Affiliated Group" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state or local law.

"Agreement" shall have the meaning ascribed thereto in the Background Section of this Agreement.

"Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

"Best Efforts" means the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that the desired result is achieved in a timely fashion without depriving the person of the material benefits of the Agreement.

"Board" or "Board of Directors" shall mean the Board of Directors of E World Interactive, Inc.

"Business" shall have the meaning ascribed thereto in the preamble of this Agreement.

"Buyer" means E World Interactive, Inc., a Florida corporation or its assigns.

"Closing" has the meaning set forth in Section 2(f) below.

"Closing Date", as set forth in Section 2(f) (i) and 2(f) (ii) below, means the actual date the Closing takes place.

"COBRA" means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means Media and Technology Solutions, Inc.

"Confidential Information" means any information concerning the businesses and affairs of a Party other than information that (a) is lawfully in the public domain, (b) is or becomes available to the public through no breach of this Agreement, (c) was previously known by the receiving party without any obligation to hold it in confidence; (d) is rightfully obtained from a person or entity not a party to this Agreement without any obligation of confidentiality; (e) is approved for release by written authorization of the disclosing party, but only to the extent of such authorization; (f) is required by law or regulation to be disclosed to any person, after the exhaustion of such Party's rights and remedies under applicable law to contest such disclosure, if any, but only to the extent and for the purposes of such required disclosure; (g) is disclosed in response to a valid order of a court or other governmental body or any political subdivision thereof, after the exhaustion of such Party's rights and remedies under applicable law to contest such disclosure, if any, but only to the extent of and for the purposes of such order; or (h) is independently developed by the receiving party without use of or reference to the Confidential Information of the disclosing party.

"Controlled Group" has the meaning set forth in Code §1563.

"Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit or other retirement, bonus, or incentive plan or program.

"Employee Pension Benefit Plan" has the meaning set forth in ERISA §3(2).

"Employee Welfare Benefit Plan" has the meaning set forth in ERISA §3(1).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means each entity which is treated as a single employer with Company for purposes of Code §414.

"Fiduciary" has the meaning set forth in ERISA §3(21).

"Financial Statement" has the meaning set forth in Section 3(g) below.

"GAAP" means Generally Accepted Accounting Principles as in effect from time to time.

"Indemnified Party" has the meaning set forth in Section 9(d) below.

"Indemnifying Party" has the meaning set forth in Section 9(d) below.

"Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice); all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all mask works and all applications, registrations, and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all computer software (including data and related documentation); (g) all other proprietary rights; and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due but not until due), including any liability for Taxes.

"Most Recent Balance Sheet" means the balance sheet contained within the Most Recent Financial Statements.

"Most Recent Financial Statements" has the meaning set forth in Section 3(g) below.

"Most Recent Fiscal Year End" has the meaning set forth in Section 3(g) below.

"Multiemployer Plan" has the meaning set forth in ERISA §3(37).

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"Party" has the meaning set forth in the preamble to this Agreement.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Person" means an individual, a partnership, limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

"Prohibited Transaction" has the meaning set forth in ERISA §406 and Code §4975.

"Purchase Price" has the meaning set forth in Section 2(b) of this Agreement.

"Real Property" shall have the meaning ascribed thereto in Section 3(k) of the Agreement.

"Reportable Event" has the meaning set forth in ERISA §4043.

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, material men's, and similar liens; (b) liens for Taxes not yet due and payable; (c) purchase monetary liens and liens securing rental payments under capital lease arrangements; and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

"Seller" shall mean Blue Atelier and Lyle J. Mortensen.

"Shares" shall have the meaning ascribed thereto in the preamble of this Agreement and shall constitute, in the aggregate, one hundred percent (100%) of the issued and outstanding common stock of the Company.

"Subsidiaries" shall have the meaning ascribed thereto in Section 3(f) of the Agreement.

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Third Party Claim" has the meaning set forth in Section 9 (d) below.

2.   Purchase and Sale of Shares.

(a)   Basic Transaction. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agree to sell to the Buyer, the Shares, free and clear of any and all liens, claims and encumbrances of any kind whatsoever. The Seller shall issue, transfer, assign, convey and deliver the Shares to Buyer on the Closing Date. At the Closing, the Seller shall deliver to the Buyer all of the Company's stock certificates representing the Shares, duly endorsed or with appropriate stock powers attached, in proper form for transfer, and with stamps for all applicable Federal, state or local stock transfer taxes, if any, affixed thereto. The Seller shall be jointly and severally liable for the payment of any and all documentary stamps or transfer taxes incurred in favor of the State of Nevada, if any, as a result of the transactions contemplated hereby (the "Transfer Taxes"). The Buyer hereby acknowledges that the Shares have not been registered under the Federal securities laws of any state, and that the Shares may only be sold in compliance with such laws and any other applicable laws.

(b)   Purchase Price. The purchase price for the Shares will be the total sum of Ten Million Shares of E World Interactive, Inc. Common Stock -. The stock shall be delivered according to the Instruction which is signed by the Seller and attached herein as Exhibit E (2).

(c)   The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of the Seller on such date as the Buyer and Seller shall agree. (the "Closing Date").

3.   Representations and Warranties Concerning the Company.

The Seller are jointly and severally represent and warrant to Buyer that the statements contained in this Section 2 are true, correct, and complete as of the date of this Agreement, and will remain true, correct, and complete as of the Closing Date except as set forth on the Schedules attached hereto and made a part hereof.

(a)   Organization of Company. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. Attached hereto as **Schedule 2(a)**, is a true and correct copy of the Company's Articles of Incorporation and By-Laws, and all amendments thereto. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligations of the Company, enforceable in accordance with its terms and conditions. The Company need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except as otherwise set forth herein.

(b)   Capitalization. **Schedule 2(b)** attached hereto sets forth a true and complete list of all outstanding capital stock and share units of the Company, the names of the share owners and the % ownership shall be deemed as final and fully represents the Capitalization of the company. As of the Closing Date, the authorized capital stock of the Company consists solely of shares that have been duly and validly authorized, and are outstanding and fully paid and non-assessable. After consummation of the transactions contemplated by this Agreement, all issued and outstanding common stock of the Company as set forth on **Schedule 2(b)** attached hereto owned by the Seller will be owned by the Buyer. There are no agreements or arrangements among any shareholders of the Company with respect to voting or transfers of the Shares other than that set out in Schedule **2(b).** The Shares have been duly and validly authorized and issued in the name of Seller and are fully paid and non-assessable, and is free and clear of any and all liens, claims and encumbrances of any kind whatsoever. Except as otherwise set forth in **Schedule 2(b)** attached hereto: (i) no subscription, warrant, option, convertible security or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of Company is authorized or outstanding; (ii) there is not any commitment of Company to issue any shares, warrants, options, or other such rights or to distribute to holders of any class of their capital stock any evidences of indebtedness or assets; and (iii) the Company does not have an obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(c)   Noncontravention. Except as set forth on **Schedule 2(c)**, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will: (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject or any provision of the Articles of Incorporation, as amended or By-Laws of the Company, as amended; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a material adverse effect on the Business, financial condition, operations, results of operations, or future prospects of the Company or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Except as set forth in **Schedule 2(c)**, Company does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Company or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(d)   Brokers' Fees. Except as set forth in **Schedule 2(d)**, the Company has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(e)   Title to Assets. Except as set forth in **Schedule 2(e)**, the Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

(f)   Subsidiary. Except as set forth on **Schedule 2(f)**, (collectively, the "Subsidiaries"), the Company has no subsidiaries and is not engaged in any joint venture or partnership with any other Person, or is an Affiliate of any other Person.

(g)   Events Subsequent to Most Recent Fiscal Year End. The Company's Fiscal Year ends on December 31. Company Financial Statements include the Profit and Loss (P&L) and the Balance Sheet; the most recent audited statements are for the period from inception to March31, 2010 . Except as set forth in **Schedule 2(g)**, since the Most Recent Fiscal Year End, there has not been any material adverse change in the Business, financial condition, operations, results of operations, or future prospects of the Company. Without limiting the generality of the foregoing, since that date, except as set forth in **Schedule 2(g)**:

(i)   the Company has not sold, leased, transferred, or assigned any material portion of its assets, tangible or intangible, outside the Ordinary Course of Business;

(ii)   the Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business involving expenditures of more than One Thousand Dollars ($1,000);

(iii)   No party has accelerated, terminated, materially modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than One Thousand Dollars ($1,000) to which the Company is a party or by which it is bound;

(iv)   the Company's material assets, tangible or intangible, are free and clear of any liens, claims, and encumbrances;

(v)   the Company has not made any capital expenditure (or series of related capital expenditures) outside the Ordinary Course of Business in excess of One Thousand Dollars ($1,000);

(vi)   the Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

(vii)   the Company has not created, incurred, assumed, or guaranteed more than One Thousand Dollars ($1,000) in aggregate indebtedness for borrowed money and capitalized lease obligations;

(viii)   the Company has not cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business involving more than One Thousand Dollars ($1,000);

(ix)   the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(x)   the Company has not granted any increase in the base compensation of any of its members, managers, directors, officers, and employees;

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

(xi) the Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees;

(xii) the Company has not made any other material change in employment terms for any of its directors, officers, and employees; and

(xiii) the Company has not committed to any of the foregoing.

(h)   Legal Compliance. Except as set forth on **Schedule 2(h)**, the Company has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced, or is threatened or pending, against any of them alleging any failure so to comply, except where the failure to comply would not have a material adverse effect on the Business, financial condition, operations, results of operations, or future prospects of the Company or the Shares.

(i)   Tax Matters.

(i) The Company has filed all Tax Returns that it was required to file other than Tax Returns that are the subject of valid extensions. All such Tax Returns were correct and complete in all material respects. Except as set forth in **Schedule 2(i)**, all Taxes owed by the Company (whether or not shown on any Tax Return) have been paid when due. Except as set forth in **Schedule 2(i)**, the Company currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(ii) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to or on account of any employee, leased employee, independent contractor, creditor, member, or other third-party.

(iii) The Company does not expect any authority to assess any additional Taxes on the Company for any period for which Tax Returns have been filed. There is no material dispute or claim concerning any Tax Liability of the Company either (A) claimed or raised by any authority in writing, or (B) based upon personal contact with any agent of such authority. **Schedule 2(i)** lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on December 31, 2010, and indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Prior to Closing, the Company will have made available to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2010.

(iv) The Company has not waived any statute of limitations in respect of Taxes or agreed to any pending extension of time with respect to a Tax assessment or deficiency.

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

(v)   The unpaid Taxes of the Company (A) did not, as of the Most Recent Fiscal Year End, exceed by any material amount the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing their Tax Returns.

(j)   Real Property.

(i)   **Schedule 2(j)** lists all of the Company's real property by legal description   and   a brief summary of each property (collectively, the "Real Property");

(ii)   **Schedule 2(j)**, lists and describes all real property leased or subleased to the Company. Prior to the Closing, the Company or the Seller will have made available to Buyer correct and complete copies of the leases and subleases listed in **Schedule 2(j)**. With respect to each lease and sublease listed in **Schedule 2(j),** the Company and Seller further jointly and severally represent and warrant to Buyer:

(A)   the lease or sublease is legal, valid, binding, enforceable, and in full force and effect in all material respects; and

(B)   no party to the lease or sublease is in material breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder.

(C)   no party to the lease or sublease has repudiated any material provision thereof;

(D)   there are no material disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

(E)   the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or sublease hold; and

(F)   all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities in the same manner as they have been operated.

(k)   Intellectual Property.

(i)   Except as set forth on **Schedule 2(k)**, the Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the Business of the Company as presently conducted.

(ii)   the Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third-parties in any material respect, and

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

the Company has not ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company.

(iii)   **Schedule 2(k)** identifies each trademark registration which has been issued to any of the Company with respect to any of its Intellectual Property. **Schedule 2(k)** also identifies each trade name, fictitious name or unregistered trademark used by the Company in connection with any of its Business. With respect to each item of Intellectual Property required by this Section 3(l)(iii) to be identified in **Schedule 2(k)(iii)**, the Seller and the Company jointly and severally represent and warrant to the Buyer:

(A)   the Company possesses all right, title, and interest in and to the Intellectual Property, free and clear of any Security Interest, license, or other restriction;

(B)   the Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(C)   no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the Intellectual Property; and

(D)   the Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the Intellectual Property.

(l)   Tangible Assets. Except as set forth on **Schedule 2(l)**, the Company owns or leases all buildings, machinery, equipment, and other tangible assets necessary for the conduct of their businesses as presently conducted. The tangible assets, in the aggregate, are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which it presently is used, except where the failure of the tangible assets to meet the foregoing standards would not have a material adverse effect on the Business, financial condition, operations, results of operations, or future prospects of the Company.

(m)   Contracts. **Schedule 2(m)** lists and contains accurate copies of the following contracts and other agreements, written or oral, to which the Company is a party:

(i)   any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments;

(ii)   any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than ten year or involve consideration in excess of One Thousand Dollars ($1,000);

(iii)   any agreement concerning a partnership or joint venture in which Company participates;

(iv)   any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

(v)   any agreement concerning confidentiality or noncompetition;

(vi)   any agreement with any member or any Affiliates thereof, of the Company;

(vii)   any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

(viii)   any collective bargaining agreement;

(ix)   any written agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or providing material severance benefits;

(x)   any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business; and

(xi)   any agreement under which the consequences of a default or termination could have a material adverse effect on the Business, financial condition, operations, results of operations, or future prospects of the Company.

Prior to the Closing, the Company and the Seller will have made available to Buyer a correct and complete copy of each written agreement listed in **Schedule 2(m)** (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in **Schedule 2(m)**. With respect to each such agreement, the Seller and the Company jointly and severally represent and warrant to the Buyer, as follows: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect in all material respects; (B) no party is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (C) no party has repudiated any material provision of the agreement.

(n)   Powers of Attorney. Except as set forth on **Schedule 2(n)**, there are no material outstanding powers of attorney executed on behalf of the Company.

(o)   Insurance.   **Schedule 2(o)** sets forth the following information with respect to each insurance policy (including policies providing property, casualty, health, dental, life liability, and workers' compensation coverage and bond and surety arrangements) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage:

(i)   the name, address, and telephone number of the agent;

(ii)   the name of the insurer, the name of the policyholder, and the name of each covered insured other than employees;

(iii)   the policy number and the period of coverage;

(iv)   the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage;

(v)   a description of any retroactive premium adjustments or other loss-sharing arrangements;

(vi)   true and complete copies of all existing policies of insurance to which the Company is a party or under which any they or any director is covered;

(vii)   true and complete copies of all pending applications for policies of insurance pending endorsements, policy changes, and current and historical program financial agreements and plan documents;

(viii)   any material statement, letters, memoranda with regard to the adequacy of such entity's coverage or of the reserves for claims;

(ix)   true and complete loss runs for all insurance claims and workers' compensation claims for 2008 and 2009;

(x)   all self-insurance arrangement by or interest in any "captive insurance" company, including any reserves established thereunder;

(xi)   all contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk; and

(xii)   all obligations to third-parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

The Seller and the Company further jointly and severally represent and warrant that, all of the insurance agreements required to be disclosed pursuant to this **Section 2**: (A) are valid, outstanding and enforceable; (B) are issued by an insurer that is financially sound and reputable; (C) the Financial Statements provide for all obligations for the payment of all insurance claims, premiums and fees, and (D) shall remain in full force and effect after the consummation of the transactions contemplated hereby, including, but not limited to the Company's workers' compensation insurance.

(p)   Litigation. **Schedule 2(p)** sets forth each instance in which the Company is: (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge; or (ii) a party or is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

(q)   Employees. Except as set forth in **Schedule 2(q)**, no executive, key employee, or group of employees has any plans to terminate employment with the Company. The Company is not a party to any agreement, contract or understanding with any past or present director, officer, or employee of the Company, and the Company has no obligations whatsoever to any past or present director, officer, or employee of the Company. The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. The Seller and the Company have no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.

(r)   Accounts Receivable. Attached hereto as **Schedule 2(r)** is a complete list, as of the date hereof, of the Company's accounts receivable: (i) Each Account represents a bona fide sale or lease of services to customers in the ordinary course of the applicable Company's business; (ii) the amounts shown on any aged receivable trial balance of any Company delivered to Buyer pursuant to the terms of this Agreement and on the books and records of the Company are actually owing to the applicable Company and are not in any way contingent upon any further action by such Company; (iii) in the case of each Account, and to the knowledge of the Seller, there are no setoffs, claims or disputes existing or asserted with respect to such Account and no Company has made any agreement with any Account Debtor for any deduction therefrom except a discount or allowance allowed by such Company in the ordinary course of its business for prompt payment; (iv) to the knowledge of the Seller, there are no facts, events or occurrences which in any way impair the validity or enforcement of such Account or Tend to reduce the amount payable thereunder as shown on the aged receivable trial balance of the applicable Company and such Company's books and records; (v) no Company has received notice of proceedings or actions which are threatened or pending against any Account Debtor; and (vi) to the knowledge of the Seller no Account Debtor is unable generally to pay its debts as they become due.

(s)   No Undisclosed Liabilities. Except as set forth on **Schedule 2(s)** attached hereto, the Company has no liabilities (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted), apart from: (i) liabilities provided for in the Financial Statements (other than liabilities which, in accordance with generally accepted accounting principles, need not be disclosed); (ii) liabilities (other than accounts payable) incurred since the Financial Statements, in the ordinary course of business consistent with past practice; (iii) accounts payable since the Financial Statements incurred in the ordinary course of business consistent with past practice; and (iv) accounts payable with respect to legal fees and costs relating to the legal matters described on **Schedule 2(s)** attached hereto.

(t)   Companies' Bank Accounts. **Schedule 2(t)** attached hereto lists any and all Company bank accounts together with each respective account closing balance on January 15, 2010.

(u)   Disclosure. Neither this Agreement nor any other agreement, document, certificate or written statement furnished to the Buyer by or on behalf of the Seller or the Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact relating directly to the Company necessary in order to make the statements contained herein or therein not misleading. There is no fact within the knowledge of the Seller or the Company which has not been disclosed herein or in writing to the Buyer and which taken by itself would constitute a circumstance having a material adverse effect on the Company's business. Without limiting the generality of the foregoing, neither the Company nor the Seller have any knowledge that there exists, or there is pending or planned, any statute, rule, law, regulation, standard or code which would have a material adverse effect on the Company's business.

(v)   Disclosure of Agreement Terms. Prior to the Closing Date, none of the Seller, the Company nor Buyer, nor any of their affiliates, nor any of their respective agents or representatives, shall issue any press release or public statement concerning this Agreement or the Transactions without obtaining the prior written approval of the Parties, unless such disclosure is required by applicable law. Neither Seller nor Buyer may disclose the terms and conditions of this Agreement to any Person without the prior written consent of the other Party or Parties, as applicable, except as may be required by applicable law or an order from a court or administrative body of competent jurisdiction (but only to the extent so required and only after giving reasonable prior notice to the other Party or Parties, as applicable and cooperating with the other Party or Parties, as applicable in any efforts to legally oppose such disclosure). The foregoing notwithstanding, the Parties shall be permitted to make such disclosures to their respective accountants, lawyers, financial institutions, lending sources, senior employees and related Persons as may be appropriate, provided that such Parties are bound by the foregoing nondisclosure provisions.

4.   Representations and Warranties Regarding the Seller and the Buyer:

(a)   Representations and Warranties of the Seller. The Seller represents and warrants to Buyer that the statements contained in this Section 4(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

(i)   Authority. Seller, after consultation with counsel, understand all of the undertakings set forth in this Agreement and have the right and power, as well as full capacity to enter into, execute, deliver, and perform this Agreement. This Agreement constitutes the valid and legally binding obligations of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(ii)   Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller are subject.

(iii)   Brokers' Fees. The Seller have no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

(iv)   Shares. The Seller are the holders of record and beneficially own the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller are not a party to any option, warrant, purchase rights, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares.

(b)   Representations and Warranties of the Buyer. Buyer represents and warrants to the Company that the statements contained in this Section 4(b) are correct and complete as of the date

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

of this Agreement and will be correct and complete as of the Closing Date, except as set forth herein.

       (i)   <u>Organization of Buyer.</u> Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida.

       (ii)   <u>Authorization of Transaction.</u> Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms and conditions except insofar as enforceability is limited by applicable bankruptcy, creditor, insolvency, or other laws of similar effect and by general principles of equity.

       (iii)   <u>Brokers' Fees.</u> Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

5.   <u>Pre-Closing Covenants.</u>

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

       (a)   <u>General.</u> Each of the Parties will use their or its Best Efforts to take all action and to do all things reasonably necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 6 below).

       (b)   <u>Notices and Consents.</u> The Company or the Seller will give any notices to third-parties, and the Company and Seller will use its and their Best Efforts to obtain any third party consents, that Buyer reasonably may request in connection with the matters referred to in Section 3(c) above. Each of the Parties will give any notices to, make any filings with, and use its Best Efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in this Agreement.

       (c)   <u>Operation of Business.</u> The Company will not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Company will not: (i) declare, set aside, or pay any dividend or make any distribution with respect to its common stock or redeem, purchase, or otherwise acquire any of its common stock; or (ii) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in Section 3(h) above.

       (d)   <u>Preservation of Business.</u> The Company will keep its Business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

       (e)   <u>Full Access.</u> The Company and Seller will permit representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Company.

(f)   Notice of Developments. Each Party will give immediate written notice to the other Party of any material adverse development causing, or potentially causing, a breach of any of its own representations and warranties in Sections 3 and 4 above. No disclosure by any Party pursuant to this section, however, shall be deemed to amend or supplement any Schedule attached hereto or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

6.   Conditions to Obligation to Close.

(a)   Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions and receipt of the following deliveries on or before the Closing Date from the Company or Seller;

(i)   the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)   the Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)   no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (A) prevent consummation of any of the transactions contemplated by this Agreement; (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; and (C) affect adversely the right of Buyer to own the Interests;

(iv)   the Company shall have delivered to Buyer an Incumbency Certificate if required to do so, as well as a certificate executed by the President to the effect that each of the conditions specified above in Sections 6(a)(i)-(iii) is satisfied in all respects;

(v)   the Company shall, if required, have provided Buyer with the Opinion Letter substantially in the form set out in Exhibit D with a good standing certificate for the Company from its jurisdiction of organization dated no more than twenty (10) days from the Closing Date;

(vi)   the stock certificates evidencing the Shares appropriately and legally executed by an authorized officer of the Company, together with the payment of Transfer Taxes, if any;

(vii)   the Shareholders Agreement, if required, on such terms and conditions as are satisfactory to the Buyer and its counsel;

(viii)   this Agreement;

(ix)   Intentionally deleted

(x)   all actions to be taken by the Company in connection with consummation of the

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer and its counsel;

(x)   payment from Seller for Transfer Taxes, if any; and

(xi)   Buyer shall have completed its due diligence investigation of the Company the results of which are acceptable to Buyer and its counsel, in their sole discretion. Buyer may waive any condition specified in this Section 6(a), if it executes a writing so stating at or prior to the Closing, or extend the Closing Date for up to an additional Ten (10) days during which period the Company and/or Seller shall take all such actions as are necessary and appropriate to satisfy the condition.

(b)   <u>Conditions to Obligation of the Company.</u> The obligation of the Company and Seller to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions and the receipt of the following deliveries on or before the Closing Date from Buyer;

(i)   the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)   Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)   no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv)   Buyer shall have delivered to the Company an Incumbency Certificate, as well as a officer's certificate to the effect that each of the conditions specified above in Section 6(b) (i)-(iii) is satisfied in all respects;

(v) and (vi) intentionally deleted

(vii)   the portion of the Purchase Price payable pursuant to Section 2(b)(1);

(viii)   this Agreement; and

(ix)   all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Company and Seller.

The Company and Seller may waive any condition specified in this Section 6(b) if each of them executes a writing so stating at or prior to the Closing, or extend the Closing Date for up to an additional Ten (10) days, during which period the Company shall take all reasonable actions as are necessary and appropriate to satisfy the condition.

7.   Termination.

(a) Termination of Agreement. Buyer may terminate this Agreement by giving written notice to the Company or Seller at any time prior to the Closing in the event Seller or the Company has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller or the Company of the breach, and the breach has continued without cure for a period of three (3) days after the notice of breach, or if Buyer discovers any discrepancy in its due diligence. If the Buyer terminates this Agreement, all rights and obligations of the Buyer hereunder shall terminate without any Liability.

8.   Post-Closing Covenants.

The Parties agree as follows with respect to the period following the Closing.

(a)   General. In case at any time after the Closing any further reasonable action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party or their counsel may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification under Section 9 below).

(b)   Board of Directors. Following Closing, the Sellers shall be entitled to appoint a representative to the Board of Directors and to continue to do so while the Sellers continue to hold at least 75% of the Stock acquired as consideration.

(c)   Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with: (i) any transaction contemplated under this Agreement; or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Company, each of the other Parties shall cooperate with such Party or its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification under Section 9 below).

(d)   Transfer Taxes and Certain Expenses. All Taxes and fees imposed with respect to this transaction, including but not limited to Taxes and fees on the act of selling or delivering the Shares or documents to Buyer or recording or lodging of documents with any governmental entity, shall be paid by the Seller.

(e)   Confidentiality. The Company, the Seller and Buyer will treat and hold as such all of the Confidential Information that it receives from the other, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the disclosing Party or destroy, at the request and option of the disclosing Party, all tangible embodiments (and all copies) of the disclosing Party's Confidential Information which are in its possession. In the event that a Party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information of another Party, such Party shall notify the disclosing Party promptly of the request or requirement so that the disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this section. If, in the absence of a protective order or the receipt of a waiver hereunder, a Party is, on the advice of counsel, compelled to disclose any Confidential Information of another Party to any tribunal or else stand liable for contempt, such Party may disclose the Confidential Information to the tribunal; provided, however, that such Party shall use its Best Efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the disclosing Party may designate.

### 9.	Remedies for Breaches of This Agreement.

Any notice of breach of this Agreement shall be the subject of notice as set out in 10(f) and in the event of receipt of any notice of breach, the party receiving the notice will have 10 business days to cure the breach from the receipt of any such notice.

(a)	Survival of Representations and Warranties. All of the representations and warranties of the Company and Seller contained in Section 3, 8, and 9 as applicable and all of the representations and warranties of Buyer contained in Section 4 shall survive the Closing hereunder and the execution or delivery of any documentation in connection therewith.

(b)	Indemnification Provisions for Benefit of Buyer. In the event that: (A) the Company or Seller breaches any of its or his representations, warranties, or covenants set forth herein, or a claim is made against Buyer; and (B) Buyer makes a written claim for indemnification against the Company and/or Seller, then the Company and the Seller shall jointly and severally indemnify, hold harmless and defend Buyer from and against any Adverse Consequences claimed of Buyer to the extent the same are alleged to be or have been caused by the breach,

(c)	Indemnification Provisions for Benefit of the Company. In the event that: (A) Buyer breaches any of its representations, warranties, or covenants set forth herein; and (B) the Company or Seller makes a written claim for indemnification against Buyer with respect thereto within any applicable survival period as set forth in Section 9(a), then Buyer shall indemnify, hold harmless and defend the Company from and against any Adverse Consequences claimed by the Company or Seller to the extent the same are alleged to be or have been caused by the breach.

(d)	Matters Involving Third Parties.

(i)	If any third-party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third-Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this Section 9, then the Indemnified Party shall promptly (and in any event within Ten (10) business days after receiving notice of the Third-Party Claim) notify each Indemnifying Party thereof in writing; provided, however, that failure to provide such notice on a timely basis shall not release the Indemnifying Party from any of its obligations under this Section 9 except to the extent the Indemnifying Party is materially prejudiced by such failure.

(ii)   The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed).

(iii)   Unless and until the Indemnifying Party assumes the defense of the Third-Party Claim as provided in Section 9(d) (ii) above, the Indemnified Party may defend against the Third-Party Claim in any manner it reasonably may deem appropriate.

(iv)   In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of each of the Indemnifying Parties (not to be unreasonably withheld or delayed).

(v)   In the event that any Party suffers damage or loss in respect of which it has or makes a valid claim against another Party for indemnification, where it is otherwise appropriate to do so, it must take reasonable steps to mitigate its loss or damage.

(e)   Offset Rights. Buyer shall be entitled to offset any Adverse Consequences, or breach of the Company's or Seller' representations and warranties or covenants, against any issuances of compensation or payments due the Seller or the Company hereunder or under any other agreement with Buyer.

10. Miscellaneous.

(a)   No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, and their respective successors and permitted assigns.

(b)   Entire Agreement. This Agreement (including the Schedules, Exhibits and documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(c)   Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may: (i) assign any or all of its rights and interests hereunder to ten or more of its Affiliates; and (ii) designate ten or more of its Affiliates to perform its obligations hereunder.

(d)   Counterparts. This Agreement may be executed in ten or more counterparts, each of which shall be deemed an original but all of which together will constitute ten and the same instrument, AND ORIGINAL SIGNATURES MAY BE TRANSMITTED BY FACSIMILE OR BY ELECTRONIC MAIL.

(e)   Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)   Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Buyer: Copy to:

E World Interactive, Inc.   Joe Pittera
114 Kang Ding Road   2214 Torrance Blvd
Room 208, Block D   Suite 101
Shanghai China 200042   Torrance CA 90501

If to Sellers:	Copy to:
Blue Atelier, Inc Lyle J. Mortensen	Attn.: (Attorney's Name to be provided)

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

Breach and Cure

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

(h) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder, or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(i) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(j) Expenses. Except as provided in Section 9 and Section 10, each of Buyer and the Seller shall bear his, her or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. In the event of termination of this Agreement, the obligation of each Party to pay his or its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another Party.

(k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations

promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

(l)   <u>Incorporation of Exhibits and Schedules.</u> The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(m)   <u>Submission to Jurisdiction.</u> The Parties acknowledge that a substantial portion of negotiations, anticipated performance and execution of this Agreement occurred, or shall occur, in Clark County, Nevada and that, therefore, each of the parties irrevocably and unconditionally: (i) agrees that any suit, action or legal proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby, must be brought in Clark County, Nevada; (ii) consents to the jurisdiction of such court in any suit, action or proceeding; (iii) waives any objection which it may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (iv) agrees that service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such manner as may be provided under applicable laws or court rules in the State of Nevada.

(n)   <u>Attorneys' Fees.</u> In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties, upon final judgment on the merits, reasonable attorneys' fees and costs, including attorneys' fees and costs for any appeal, incurred in bringing such suit or proceeding.

(o)   <u>Representation by Counsel</u>. The Parties hereby acknowledge and represent that they have each been separately represented and advised by counsel of their choice with respect to the subject matters of, and their entry into, this Agreement, that such counsel has reviewed and explained the provisions of this Agreement to them, and that the terms and provisions of this Agreement are the result of the free, voluntary and informed negotiation of the parties hereto acting independently of each other and with the advice of counsel.

(o)   <u>No Inferences Regarding Drafting</u>. The terms and provisions of this Agreement are mutual and shall be construed and enforced without regard to the fact that they may have been initially prepared and/or proposed by counsel for a particular party or parties.

(q)   <u>Exclusivity.</u> Neither the Company nor Seller shall: (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any of the Interests or other equity of the Company, or any substantial portion of the assets of the Company (including any acquisition structured as a merger or consolidation); or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company or Seller shall notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLER

Blue Atelier

_____
Signature:
It's President

SELLER

_____
Lyle J. Mortensen
Signature

BUYER:
E WORLD INTERACTIVE, INC., a Florida corporation

_____
Signature:
Name: Gerry Shirren
Its: President

Appendix of Attached Exhibits

Exhibit A   **No Exhibit A**

Exhibit B   **Financial Statements**

Exhibit C   **Schedule of Agreements**

Exhibit D   **Opinion Letter Liquidation Preference**

                               Other Key Terms

Exhibit E   **E World Common Stock**

                               Exhibit E (2) Instructions

Appendix of Attached Schedules

Schedule 2(a)	**Organizational Documents of the Company**	**Received**
Schedule 2(b)	**Company Capitalization**	**Received**
Schedule 2(c)	**Conflicts, Consents and Approvals**	**Received**
Schedule 2(d)	**Broker's Fees**	**None**
Schedule 2(e)	**Title to Assets**	**Not Applicable**
Schedule 2(f)	**Subsidiaries**	**None**
Schedule 2(g)	**Event Subsequent to Most Recent Fiscal Year End**	**None**
Schedule 2(h)	**Legal Compliance**	**Not Applicable**
Schedule 2(i)	**Tax Matters**	**Received**
Schedule 2(j)	**Real Property**	**None**
Schedule 2(j)(ii)	**Leases / Sub-Leases**	**None**
Schedule 2(k)	**Intellectual Property**	**None**
Schedule 2(l)	**Tangible Assets**	**None**
Schedule 2(m)	**Contracts, other than those in Exhibit C**	**None**
Schedule 2(n)	**Powers of Attorney**	**Not Applicable**
Schedule 2(o)	**Insurance**	**None**
Schedule 2(p)	**Litigation**	**No Litigation or Litigation Pending**
Schedule 2(q)	**List of Employees**	**No Employees**
Schedule 2(r)	**Accounts Receivable**	**No Accounts Receivable**
Schedule 2(s)	**No Undisclosed Liabilities**	**No Undisclosed Liabilities**
Schedule 2(t)	**Company's Bank Accounts**	**Received**

Agreement for Purchase and Sale of Common Stock-
E World Interactive /Media and Technology Solutions, Inc